Exhibit 99.5

Postmedia Network Reports First Quarter Results

January 8, 2015 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today released financial information for the three months ended November 30, 2014.

First Quarter Operating Results
Net loss in the quarter ended November 30, 2014 was $10.3 million compared to a net loss of $11.8 million in the same period in the prior year.

Operating income in the quarter was $18.0 million as compared to operating income of $2.3 million in the same period in the prior year. The improvement in operating income was primarily due to lower restructuring costs.

Operating income before depreciation, amortization, impairment and restructuring of $45.6 million in the quarter represents a decrease of $0.4 million (0.8%), relative to the same period in the prior year. The decrease was the result of revenue declines of $24.5 million, offset by decreases in operating expenses of $24.1 million. The decrease in operating expenses was partially due to a compensation expense recovery totaling $13.8 million related to the company’s Ontario Interactive Digital Media Tax Credit claim.

Revenue for the quarter was $169.5 million compared to $194.0 million in the prior year, a decrease of 12.6%. This decrease was primarily due to a decline in print advertising revenue of $23.5 million (20.1%) with the declines occurring across all categories, including national, local and insert advertising. Print circulation revenue decreased $2.2 million (4.3%) as a result of declines in circulation volumes partially offset by price increases. Digital revenue increased $0.7 million (3.0%) relative to the same period in the prior year due to increases in local digital advertising and digital subscription revenue partially offset by declines in digital classified advertising.

Total operating expenses excluding depreciation, amortization, impairment and restructuring decreased $24.1 million (16.3%) relative to the same period in the prior year. The decrease includes the claim for the Ontario Interactive Digital Media Tax credit as it primarily relates to previously recognized compensation expense. Excluding the recovery, operating expenses excluding depreciation, amortization, impairment and restructuring decreased $10.3 million, or 6.9%, as compared to the same period in the prior year. Expense reductions occurred in most operating expense categories including compensation, newsprint, distribution and other operating expenses. Production expenses increased as a result of production of the Montreal Gazette and Calgary Herald being outsourced in August 2014 and November 2013, respectively.

Business Transformation Initiatives
As announced in July 2012, the Company is implementing a three-year transformation program that is targeted to result in operating cost savings of 15%-20%. During the three months ended November 30, 2014, the Company implemented transformation initiatives which are expected to result in net annualized cost savings of approximately $3 million. This brings total net annualized cost savings, since the beginning of the program, to approximately $112 million representing approximately 16% of operating costs at the time the program was announced.

On October 31, 2014, the Company completed the sale of the Montreal Gazette production facility.  The net proceeds of approximately $12.4M will be used to reduce the size of the rights offering of subscription receipts to be conducted by Postmedia in connection with the equity financing of the Company’s acquisition of Sun Media Corporation’s English language newspapers, speciality publications and digital properties.

Management Commentary
“Great work by teams across the organization led to the launch of reimagined products on four platforms in Montreal and Calgary this quarter,” said Paul Godfrey, President and CEO. “Management’s significant focus now is on working through the regulatory approval process with the Competition Bureau for the Sun Media acquisition, working on the integration plan and, subject to regulatory approval, ultimately welcoming new brands and new audiences into the fold.”

Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.

Additional Information
Additional information, including financial statements and management’s discussion and analysis can be found on the Company’s website at www.postmedia.com/investors/financial-reports, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

About Postmedia Network Canada Corp.
Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information
This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to the acquisition of certain Sun Media publications, the review of the transaction by the Competition Bureau, the proposed debt and equity financing for the transaction and the anticipated benefits to Postmedia from the transaction and financings. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others: the possibility that the transaction, including the related financings, will not close (including, without limitation, as a result of the failure to gain regulatory approvals); the risks associated with the possible failure to realize the anticipated synergies in integrating the operations of the Sun Media publications with the operations of Postmedia; competition from digital and other forms of media; the effect of economic conditions and structural changes in the industry on advertising revenue; the ability of the Company to build out its digital media and online businesses; the failure to maintain current print and online newspaper readership and circulation levels; the realization of anticipated cost savings; possible damage to the reputation of the Company’s brands or trademarks; possible labor disruptions; possible environmental liabilities, litigation and pension plan obligations; fluctuations in foreign exchange rates and the prices of newsprint and other commodities. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

For more information:

Media Contact
Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com

Investor Contact
Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com

 Postmedia Network Canada Corp.
Consolidated Statements of Operations
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)	For the three months ended November 30
	2014	2013

Revenues
Print advertising	93,127	116,605
Print circulation	47,434	49,588
Digital	24,269	23,554
Other	4,684	4,231
Total revenues	169,514	193,978
Expenses
Compensation	54,149	73,958
Newsprint	7,175	9,120
Distribution	24,464	26,308
Production	11,362	9,102
Other operating	26,742	29,479
Operating income before depreciation, amortization, impairment and restructuring	45,622	46,011
Depreciation	12,032	13,227
Amortization	9,535	10,412
Impairment	1,843	-
Restructuring and other items	4,224	20,113
Operating income	17,988	2,259
Interest expense	15,311	15,733
Net financing expense related to employee benefit plans	1,428	1,404
Gain on disposal of property and equipment and intangible assets	(733)	(14)
Gain on derivative financial instruments	(3,235)	(4,054)
Foreign currency exchange losses	15,472	995
Loss before income taxes	(10,255)	(11,805)
Provision for income taxes	-	-
Net loss attributable to equity holders of the Company	(10,255)	(11,805)

Loss per share attributable to equity holders of the Company
Basic	$(0.26)	$(0.29)
Diluted	$(0.26)	$(0.29)

Postmedia Network Canada Corp.
Consolidated Statements of Financial Position
(UNAUDITED)

(In thousands of Canadian dollars)	As at November 30, 2014	As at August 31, 2014

Assets
Current Assets
Cash	20,230	30,490
Restricted cash	12,442	-
Accounts receivable	100,398	64,871
Inventory	2,070	2,294
Prepaid expenses and other assets	10,933	9,888
Total current assets	146,073	107,543
Non-Current Assets
Property and equipment	144,799	155,007
Asset held-for-sale	8,687	22,246
Derivative financial instruments	21,627	18,392
Other assets	4,641	17
Intangible assets	278,388	287,789
Goodwill	149,600	149,600
Total assets	753,815	740,594

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	71,570	59,073
Provisions	14,107	15,629
Deferred revenue	24,726	24,176
Current portion of long-term debt	12,500	12,500
Total current liabilities	122,903	111,378
Non-Current Liabilities
Long-term debt	483,516	473,800
Employee benefit obligations and other liabilities	136,578	143,157
Provisions	586	634
Deferred income taxes	681	681
Total liabilities	744,264	729,650

Equity
Capital stock	371,132	371,132
Contributed surplus	9,970	9,890
Deficit	(371,551)	(370,078)
Total equity	9,551	10,944
Total liabilities and equity	753,815	740,594

Postmedia Network Canada Corp.
Consolidated Statements of Cash Flows
(UNAUDITED)

(In thousands of Canadian dollars)	For the three months ended November 30
	2014	2013

Cash Generated (Utilized) by:
Operating Activities
Net loss attributable to equity holders of the Company	(10,255)	(11,805)
Items not affecting cash:
Depreciation	12,032	13,227
Amortization	9,535	10,412
Impairment	1,843	-
Gain on derivative financial instruments	(3,235)	(4,054)
Non-cash interest	780	1,485
Gain on disposal of property and equipment and asset held-for-sale	(733)	(14)
Non-cash foreign currency exchange losses	15,268	916
Share-based compensation plans and other long-term incentive plan expense	255	143
Net financing expense relating to employee benefit plans	1,428	1,404
Non-cash compensation expense of employee benefit plans	424	-
Employee benefit funding in excess of compensation expense	-	(381)
Net change in non-cash operating accounts	(24,702)	(7,110)
Cash flows from operating activities	2,640	4,223

Investing Activities
Net proceeds from the sale of property and equipment and asset held-for-sale	12,449	14
Purchases of property and equipment	(1,824)	(2,988)
Purchases of intangible assets	(134)	(698)
Cash flows from (used in) investing activities	10,491	(3,672)

Financing activities
Repayment of long-term debt	(6,250)	(6,250)
Restricted cash	(12,442)	-
Debt and subscription receipts financing costs	(2,170)	-
Rights offering financing costs	(2,529)	-
Cash flows used in financing activities	(23,391)	(6,250)

Net change in cash for the period	(10,260)	(5,699)
Cash at beginning of period	30,490	40,812
Cash at end of period	20,230	35,113

Supplemental disclosure of operating cash flows
Interest paid	8,485	9,142
Income taxes paid	-	-